

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Raymond Chang
Chairman and Chief Executive Officer
Agrify Corporation
2468 Industrial Row Drive
Troy, Michigan 48084

> **Re: Agrify Corporation**
> **Registration Statement on Form S-1**
> **Filed January 26, 2024**
> **File No. 333-276724**

Dear Raymond Chang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Augustin at 202-551-8483 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services